UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA makes a Second Call for an

Extraordinary Shareholders’ Meeting

Monterrey, Mexico, May 4, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today published a second call for an Extraordinary Shareholders’ Meeting to be held on May 31, 2017 at 10:00am.

The translation of the full text of the call follows:

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

SHAREHOLDERS’ MEETING CALL

The Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Company”), in compliance with articles 28, section IV and 42 of the Mexican Securities Law (“Ley del Mercado de Valores”), and in accordance with Articles 181, 183, 186, and 187 of the Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”) and articles Thirty Four, Thirty Five and Thirty Six of the Bylaws of the Company, hereby makes a SECOND CALL to its shareholders to attend a General Extraordinary Shareholders’ Meeting, as a result of not having reached the quorum established in the Bylaws for holding the meeting after the first call, which meeting will be held at 10:00am on the 31st day of May, 2017 in the Sala Internacional at Avenida Patriotismo No. 201, Piso 4, Colonia San Pedro de los Pinos, C.P. 03800, Mexico City, Mexico where the following matters will be attended:

EXTRAORDINARY SHAREHOLDERS’ MEETING AGENDA

I.	Discussion and, in the event, approval of a proposal to cancel 6,229,027 Series B shares acquired in accordance with article 56 of the Mexican Securities Law, and thereby to reduce the minimum or fixed social capital of the Company, and, in the event, to modify the text of Article Six of the Bylaws of the Company.

II.	Appointment of Special Delegates.

In order to be entitled to attend the Shareholders’ Meeting, shareholders shall obtain an entry pass issued and delivered by the Secretary of the Company at the address set forth below, starting the fourth business day prior to the meeting date, in accordance with the following terms:

Shareholders must be registered in the Share Registry of the Company or validate the ownership of their shares or certificates pursuant to Articles 290 and 293 of the Mexican Securities Law. The

a.	Share Registry will be closed to new entries three days prior to the date of the Shareholders’ Meeting and on the day of said Meeting.
b.	Shareholders shall deposit their share certificates as provided in paragraph (a) above, at the offices of the Company set forth below, or at S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or at any national or foreign banking institution, and present to the Company the deposit receipt issued by the respective institution for such purposes.
c.	Shareholders may attend the Shareholders’ Meeting in person or through authorized representatives, using a proxy form in accordance with Article 49, section III of the Mexican Securities Law, or any other method of representation authorized by law; therefore, the shareholders shall, as appropriate, in addition to the deposit receipt mentioned in paragraph (b) above, include the proxy form referred to herein. Said proxy form is available at the address set forth below.
d.	Brokerage firms and other financial institutions shall, for purposes of obtaining an entry pass, present a list that contains the name, address, and nationality of each shareholder and the number of shares represented, duly signed by the officer responsible for the preparation of the list.

The share certificates duly deposited with the Secretary of the Board of Directors by the shareholders or their representatives for attendance purposes will be returned after the adjournment of the Meeting in exchange for the deposit receipts issued to the shareholders or their representatives.

Please note that the proxy form, entry passes, and supporting documentation related to the matters listed in the Agenda shall be available to shareholders at the offices located on the 6th floor, Avenida Patriotismo No. 201, Colonia San Pedro de los Pinos, C.P. 03800, Mexico City, Mexico from the date of the publication of this Call, from 9:00 AM to 2:00 PM and from 4:00 PM to 7:00 PM on working days.

Mexico City, on the 4th day of May 2017

/s/ Diego Quintana Kawage

Chairman of the Board of Directors

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About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: May 4, 2017